UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-38691

AURORA CANNABIS INC.

(Translation of registrant’s name into English)

2207 90B St. SW

Edmonton, Alberta T6X 1V8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Each of Exhibit 99.1 and 99.2 to this Form 6-K are hereby filed and incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-284958).

SUBMITTED HEREWITH

Exhibits	Description

99.1	Sales Agreement, dated February 4, 2026, by and between Aurora Cannabis Inc. and TD Securities (USA) LLC

99.2	Consent of Stikeman Elliot LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Miguel Martin
Miguel Martin
Chief Executive Officer

Date: February 4, 2026